
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 10, 2006

Ms. Aileen Lloyd
Chief Financial Officer
Uranerz Energy Corporation
800 West Pender Street, Suite 1410
Vancouver, B.C. V6C 2V6

> **Re:** **Uranerz Energy Corporation**
> **Form 10-KSB for the Year Ended December 31, 2005**
> **Filed April 14, 2006**
> **Form 10-QSB for the Quarterly Period Ended March 31, 2006**
> **Filed May 18, 2006**
> **File No. 000-50180**

Dear Ms. Lloyd:

We have reviewed your filings, and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note that the audit report provided by Manning Elliott LLP dated March 23, 2006 does not include reference to the cumulative inception to date information from May 26, 1999 to December 31, 2005, although you have not labeled this

financial information as being unaudited. Therefore, it will be necessary for you to amend your filing. If you have not obtained an audit of the cumulative data, it will need to be labeled as unaudited. If you are able to engage an independent registered public accounting firm to audit that information, you will need to file the audit report expressing an opinion on such data.

Statements of Cash Flows, page F-5

2.   We note that you present a table of non-cash investing and financing activities. Within this table you include items which are operating in nature (i.e. common stock issued for services). Revise the table to either remove or relocate the operating items.

Statements of Stockholders' Equity (Deficit), page F-6

3.   Within the section covering the year ended December 31, 2005, you include a line item identified as "Shares issued for *cash* at $0.001 per share with stock based compensation of $3,808,975." As this is described in Note 6 (d) as shares issued to directors, officers and members of the advisory board as compensation, it appears you should revise the description of the line item to more accurately reflect the nature of the transaction.

 Note 6 - Common Stock, page F-11

4.   We note that on October and November 17, 2005 you issued units consisting of one common stock and one half warrant at $0.40 per unit; with each full warrant having an exercise price of $0.60 per share. The closing price of your common shares on those dates appears to have been $1.01 and $0.98, respectively.

        Please disclose the reasons you issued units for amounts significantly below the current trading price of your shares, indicate who such units were issued to, and describe your relationship with that person. Please also disclose how you accounted for differences between the fair value of the instruments issued and proceeds received. Tell us the specific accounting literature you have applied.

Security Ownership of Certain Beneficial Owners and Management, page 33

Equity Compensation Plan Information, page 35

5.   You state that you "do not have any equity compensation plans that have not been approved by our shareholders."   However, in the sentence immediately preceding this you state that "[your] 2005 Stock Option Plan has not been approved by our shareholders." Please revise your disclosure as necessary to be consistent.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-4

e) Mineral Property Costs, page F-5

6.   You explain that payments received from options for mineral properties are
        applied against mineral property costs. Please expand your discussion to explain
        how you record payments from mineral property options when you do not have
        any mineral property costs to offset the option payments received.

j) Stock Based Compensation, page F-5

7.   You explain that prior to January 1, 2006 you accounted for stock based
        compensation under the provisions of APB No. 25. This statement appears
        contrary to Note 2 i) in your 2005 Form 10-KSB, in which you state "The
        Company records all stock-based compensation in accordance with SFAS No.
        123…" Please revise your disclosures as necessary to be consistent.

2005 Stock Option Plan, page F-6

8.   You disclose that from January 6 to January 27, 2006 you granted 110,800
        options to acquire common shares at exercise prices of $0.51 to $1.40 per share to
        settle $84,000 in debt. The quoted market price of your common shares during
        that time frame appears to have ranged from approximately $1.25 to 2.40 per
        share. Please disclose the reasons the exercise price of the options granted was
        significantly below the quoted market price of your shares. In addition, as the
        estimated fair value of the options granted was $0.91 per share, please tell us how
        you calculated the loss on settlement of debt of $100,675.

Management's Discussion and Analysis or Plan of Operation, page 2

9.   We note your disclosure describing your option joint venture agreements for
        interests in the Saskatchewan and Mongolia properties; indicating that as
        consideration for the grant of the options, your joint venture partners paid you
        Cdn$25,000 and $35,000, respectively, during the first quarter. Please disclose
        how these payments are reflected in your financial statements, including the cash
        flow statement.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief